EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Post-Effective Amendment No. 1 to the Registration Statement (Form S-3 No. 333-171094) and related Prospectus of Apple REIT Nine, Inc. (the “Company”) for the registration of 20,000,000 units, each of which consists of one Common Share and one Series A Preferred Share of the Company (a “Unit”), and to the incorporation by reference therein of our reports dated March 12, 2012, with respect to the consolidated financial statements and schedule of the Company, and the effectiveness of internal control over financial reporting of the Company, included in its Annual Report (Form 10-K) for the year ended December 31, 2011, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Richmond, Virginia
February 15, 2013